Exhibit 24(b)(8.12)

THIRD AMENDMENT

TO SELLING AND SERVICES AGREEMENT

This Third Amendment to the Selling and Services Agreement (the “Third Amendment”) is made and entered into as of the 23rd day of September, 2003 by and between ING Financial Advisers, LLC (“IFA”), ING Life Insurance and Annuity Company (“ILIAC”) and AllianceBernstein Investment Research and Management, Inc. (formerly known as Alliance Fund Distributors, Inc., “Distributor”).

WHEREAS, IFA, ILIAC and Distributor are parties to the Selling and Services Agreement dated as of July 26, 2000 (the “Agreement”); and

WHEREAS, the parties now desire to modify the Agreement to increase the Servicing Fee payable to ILIAC.

NOW, THEREFORE, in consideration of the premises and mutual covenants and promises expressed herein, the parties agree as follows:

Paragraph 4 of the Agreement is hereby deleted and replaced with the following:

4.                  Servicing Fees.

The provision of shareholder and administrative services to the Plans shall be the responsibility of IFA, ILIAC or the Nominee and shall not be the responsibility of Distributor.  The Nominee will be recognized as the sole shareholder of Fund shares purchased under this Agreement.  It is further recognized that there will be a substantial savings in administrative expense and recordkeeping expenses by virtue of having one shareholder rather than multiple shareholders.  In consideration of the administrative  savings resulting from such arrangement, Distributor agrees to pay to ILIAC or arrange for payment of the servicing fee in an amount based on an annual rate of x.xx% (x.xx% quarterly) of the average net assets invested in the Funds through ILIAC’s arrangements with Plans in each calendar quarter.  Distributor will make payment to ILIAC within thirty (30) days after the end of each calendar quarter.  Each payment will be accompanied by a statement showing the calculation of the fee payable to ILIAC for the quarter and such other supporting data as may be reasonably requested by ILIAC.  Within forty-five (45) days after the end of the quarter, the ILIAC will send a report to Distributor indicating the aggregate number of participants in the plans during the quarter.

IN WITNESS WHEREOF, the parties have executed this Third Amendment as of the date first written.

ING FINANCIAL ADVISERS, LLC

By:	/s/ Christina Lareau

Name:	Christina Lareau

Title:	Vice President

ING LIFE INSURANCE AND ANNUITY COMPANY

By:	/s/ Laurie M. Tillinghast

Name:	Laurie M. Tillinghast

Title:	Vice President

AllianceBernstein Investment

Research and Management, Inc.

By:	/s/ Edmund P. Bergan, Jr.

Name:	Edmund P. Bergan, Jr.

Title:	Senior V.P. and General Counsel